UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,  D.C. 20549

FORM 11-K

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

- OR -

[   ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC CORPORATION

THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNION PACIFIC CORPORATION

1400 DOUGLAS STREET

OMAHA,  NEBRASKA    68179

Union Pacific Corporation

Thrift Plan

Employer ID No: 13-2626465

Plan Number: 004

Financial Statements as of and for the Years Ended December 31, 2020 and 2019,

Supplemental Schedules as of and for the Year Ended December 31, 2020, and

Report of Independent Registered Public Accounting Firm

UNION PACIFIC CORPORATION THRIFT PLAN

Note:Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Union Pacific Corporation Thrift Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Union Pacific Corporation Thrift Plan (the "Plan") as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules listed in the table of contents have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

June 25, 2021

We have served as the auditor of the Plan since 1974.

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS:
Investments at fair value (Note 3 and 4)	$2,036,306,909	$1,878,565,550
Investments at contract value (Note 4)	210,200,160	199,271,459
Plan interest in Master Trust	2,246,507,069	2,077,837,009

Receivables:
Notes receivable from participants	13,636,000	15,566,533
Employer contribution receivable	2,256,317	1,552,624
Total receivables	15,892,317	17,119,157

NET ASSETS AVAILABLE FOR BENEFITS	$2,262,399,386	$2,094,956,166

See notes to the financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Plan interest in Master Trust investment income (loss) (Note 4):
Net appreciation (depreciation) in fair value of investments	$289,491,232	$387,264,628
Interest and dividends	36,360,885	33,615,112
Net investment income (loss)	325,852,117	420,879,740

Interest income on notes receivable from participants	672,245	614,637

Contributions:
Participant contributions	50,920,594	45,438,569
Employer contributions	18,604,641	16,119,897
Total contributions	69,525,235	61,558,466

Other additions	169,135	207,801
Total additions	396,218,732	483,260,644

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	227,674,899	195,880,646
Other	1,100,613	1,031,132
Total deductions	228,775,512	196,911,778

NET INCREASE (DECREASE) IN NET ASSETS	167,443,220	286,348,866

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,094,956,166	1,808,607,300
End of year	$2,262,399,386	$2,094,956,166

See notes to the financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

1.	DESCRIPTION OF PLAN

The following description of the Union Pacific Corporation Thrift Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by Union Pacific Corporation (the “Corporation”) covering nonagreement employees of the Corporation and its subsidiaries (the Corporation and its subsidiaries are collectively referred to as “Union Pacific”). Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended  (“ERISA”).

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was enacted and signed into law. Among other things, the CARES Act includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available to Plan participants under the CARES Act and has implemented the following provisions:

•	Option to waive the required minimum distributions for 2020;
•

Option to suspend loan payments due during the period beginning March 27, 2020, and ending December 31, 2020, for up to a year, if the participant is a “qualified individual” as defined under the CARES Act; and

•	Coronavirus-related distributions available beginning January 1, 2020, and before December 31, 2020, for up to $100,000, if the participant is a “qualified individual” as defined under the CARES Act.

Contributions — Each year, participants may contribute 1% to 75% (effective July 1, 2020, with a prior contribution range of 2% to 75%) of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the “Code”). A participant may designate all or a portion of his/her pre-tax contribution as a Roth contribution. Participants may also contribute 1% to 75% (effective July 1, 2020, with a prior contribution range of 2% to 75%) of their eligible compensation on an after-tax basis. Combined after-tax, Roth, and pre-tax contributions may not exceed 75% of eligible compensation.

Employees who are hired or rehired on or after October 1, 2008, and who are eligible to participate in the Plan will automatically become participants. These employees are treated as having elected to contribute 6% of their eligible compensation on a salary deferral basis subject to limitations specified in the Code, unless they affirmatively elect otherwise. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Prior to 1987, the Plan provided for payroll-based and tax reduction act employee stock ownership plan contributions (“PAYSOP/TRASOP”). Except with respect to Post-2017 Covered Employees (as described below), Union Pacific contributes to the Plan an amount equal to 50% of the participant’s pre-tax, Roth, and after-tax contributions that are not in excess of 6% of the participant’s eligible compensation for the payroll period. Effective January 1, 2018, for each participant who on or after January 1, 2018, is (i) hired or re-hired into covered nonagreement service or (ii) transferred to covered nonagreement service (“Post-2017 Covered Employees”), the amount Union Pacific contributes to the Plan is an amount equal to 100% of the participant’s pre-tax, Roth, and after-tax contributions that are not in excess of 6% of the participant’s eligible compensation for the payroll period. In addition, effective January 1, 2018, the Corporation will contribute to the Plan, on behalf of each Post-2017 Covered Employee, a non-elective contribution in an amount equal to 3% of such participant’s annual base salary earned while the participant is a Post-2017 Covered Employee, regardless of whether the participant elects to contribute any amount of his or her own compensation to the Plan. The 3% contribution amount will be contributed annually following the end of the applicable Plan year and is conditioned on the Post-2017 Covered Employee being in covered nonagreement service on the last day of the applicable Plan year, unless covered nonagreement service ends before the last day of the Plan year as a result of the participant’s death or retirement during such Plan year. For all contribution types, participants have the option to direct their investment allocation at their discretion. These contributions may be redirected or transferred to other investments at the direction of the participant.

Notes Receivable from Participants — Participants are eligible to take a loan from their fund accounts, subject to the following limits. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance (excluding PAYSOP/TRASOP balances) or (b) $50,000, taking into consideration additional loan balances under the Plan and any other qualified plan maintained by Union Pacific. As the loan is repaid, all principal and interest payments will be credited to the participant’s fund accounts, excluding PAYSOP/TRASOP balances, in the same proportions as the contributions then being made on behalf of the participant. If no contributions are then being made, the loan repayments will be invested in accordance with the participant’s applicable investment election. Participant loans, which are secured by the participant’s individual account balance, bear a fixed rate of interest set by the Plan administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding 59 consecutive calendar months, except loans relating to a principal residence, in which case the term of the loan shall not exceed 15 years. Under provisions of the CARES Act (described in the “General” section above), if a “qualified individual” elected to suspend loan payments, the repayment term of the loan was extended for one year. As of December 31, 2020, participant loans had maturities through 2036 at interest rates ranging from 3.25% to 9.50%.

Participant Accounts — An individual account is maintained for each Plan participant. Participants may direct the investment of their account into various investment options offered by the Plan or may elect to participate in the Vanguard Advisers Managed Account Program (“Managed Account Program”). The Managed Account Program is a program in which certain participants may delegate ongoing, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. Each participant’s account is credited with an allocation of the Plan’s earnings (losses) based on the type of investments selected and their performance. The allocations are based on each participant’s account balance by investment type. If a participant does not provide investment directions with respect to an amount credited to their account, such amount is invested in a default investment option designated under the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Following a participant’s separation from service, a distribution of benefits will be made upon request in a single sum payment. Distributions from the PAYSOP/TRASOP account and the portion of a participant’s account invested in the Union Pacific Common Stock Fund are distributed in cash unless shares of stock are elected at the time of distribution (“in-kind distribution”). In-kind distributions are lump sum and any fractional shares are distributed in cash. As described in the “General” section above, Coronavirus-related distributions were available beginning January 1, 2020, and before December 31, 2020, for up to $100,000 to a “qualified individual”. A  participant who has separated from service may defer distribution until the earlier of the participant’s required beginning date, as defined in the Plan, or the participant’s death. If distribution is deferred until the participant’s required beginning date, the participant may elect distribution either in a single sum or in the form of monthly, quarterly, semi-annual, or annual installments. Such single sum distribution must be made (or installments begin) no later than the participant’s required beginning date. If the participant remains employed with the Corporation after attaining age 72 (age 70 ½, if the participant’s date of birth is before July 1, 1949) the participant must either take a single sum distribution or begin installment payments of his/her account no later than the April 1st of the year following the year in which the participant separated from service. Under provisions of the CARES Act (described in the

“General” section above), participants could waive their required minimum distribution payment(s) payable in 2020.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals on and after age 59 ½,  may be made by a participant from his or her account in accordance with the Plan’s provisions.

Plan Administration — The Plan is administered by the Executive Vice President and Chief Human Resource Officer of Union Pacific Railroad Company. Investment management fees for the Plan’s investment options are netted against investment earnings. Expenses incurred administering the Plan, including participant recordkeeping expenses, are payable from Plan assets. The Corporation has the option, but not the obligation, to pay Plan administrative expenses.

Subsequent Events Evaluation — We evaluated the effects of all subsequent events through June 25, 2021, the financial statement issuance date.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Dividends are reinvested in a related participant fund. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

For fully benefit-responsive contracts held by a defined contribution plan, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fully benefit-responsive investment contracts at contract value. The statements of changes in net assets available for benefits are also prepared on a contract value basis.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid as described in the section “Plan Administration” in Note 1. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Plan administrative expenses of $1,027,212 and $998,365 were paid in 2020 and 2019, respectively.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2020 or 2019.

New Accounting Standards — In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of Accounting Standards Codification (“ASC”) 820. The amendments in the ASU remove, modify, and add disclosures for companies required to make disclosures about recurring or nonrecurring fair value measurements under Topic 820. This standard is effective for fiscal years beginning after December 15, 2019, and certain amendments are required to be applied prospectively and others are to be applied retrospectively. Early adoption is permitted. The Plan elected to early adopt ASU 2018-13, as of January 1, 2019, as permitted, and there are no effects on the statement of net assets available for benefits or the changes therein.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used to determine the fair value for each investment category and the fair value hierarchy tier to which each investment category has been assigned.

Common Stock — Amounts are invested exclusively in common stock issued by the Corporation. The unit price (value) for shares of this fund is computed daily based on the closing price of Union Pacific Corporation common stock on the New York Stock Exchange and the number of shares of stock held by the fund. Employer stock funds are classified as Level 1 investments.

Cash & Cash Equivalents — These investments consist of U.S. dollars within a money market account. These temporary cash investments are classified as Level 1 investments.

Mutual Funds (Including the Domestic and International Stock Funds, Balanced Fund, Money Market Fund, and Bond Funds) — The shares of mutual funds are actively traded in a public exchange and the quoted prices at which these securities trade in the exchange are readily available. These quoted prices are used to determine the fair values of mutual fund shares held by the Union Pacific Corporation Master Trust (“Master Trust”) at year-end. Mutual funds are classified as Level 1 investments.

Common/Collective Trusts —  These investments are valued at the net asset value of units of a common collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily.

A summary of the Master Trust assets measured at fair value on a recurring basis set forth by level within the fair value hierarchy as of December 31, 2020 and 2019, is presented in the following tables:

	December 31, 2020
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments at fair value:
Common Stock	$788,139,144	-	-	$788,139,144
Cash & Cash Equivalents	5,525,933	-	-	5,525,933
Mutual Funds	1,621,176,454	-	-	1,621,176,454
Total investments in the fair value hierarchy	$2,414,841,531	-	-	$2,414,841,531

Investments measured at net asset value*
Common/Collective Trusts				1,704,086,896
Total investments at net asset value				1,704,086,896

Total investments at fair value				$4,118,928,427

	December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments at fair value:
Common Stock	$834,475,838	-	-	$834,475,838
Cash & Cash Equivalents	5,124,742	-	-	5,124,742
Mutual Funds	1,461,128,996	-	-	1,461,128,996
Total investments in the fair value hierarchy	$2,300,729,576	-	-	$2,300,729,576

Investments measured at net asset value*
Common/Collective Trusts				1,570,167,948
Total investments at net asset value				1,570,167,948

Total investments at fair value				$3,870,897,524

*  In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Net Asset Value per Share — The following tables summarize investments for which fair value is measured at net asset value as of December 31, 2020, and 2019, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2020
	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Common/Collective Trusts	$1,704,086,896	n/a	Daily	None

	December 31, 2019
	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Common/Collective Trusts	$1,570,167,948	n/a	Daily	None

4.	MASTER TRUST

At December 31, 2020 and 2019, the Plan participated in a Master Trust with other retirement plans sponsored by Union Pacific. The investment assets of the Master Trust are held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Union Pacific for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan’s interest in the Master Trust as of December 31, 2020 and 2019, is presented in the following tables:

	2020		2019
	Master Trust	Plan Interest	Master Trust	Plan Interest
Investments at fair value
Common Stock	$788,139,144	$422,442,963	$834,475,838	$443,557,528
Cash & Cash Equivalents	5,525,933	4,181,483	5,124,742	3,654,972
Mutual Funds	1,621,176,454	785,597,414	1,461,128,996	694,652,060
Common/Collective Trusts	1,704,086,896	824,085,049	1,570,167,948	736,700,990
Investments at fair value	4,118,928,427	2,036,306,909	3,870,897,524	1,878,565,550
Investments at contract value	381,870,403	210,200,160	358,699,219	199,271,459
Total investments	$4,500,798,830	$2,246,507,069	$4,229,596,743	$2,077,837,009

Investment income (loss) for the Master Trust for the years ended December 31, 2020 and 2019, is as follows:

	2020	2019

Net appreciation (depreciation) in fair value	$569,804,794	$781,118,792
Interest and dividends	74,562,358	68,806,071
Total investment income (loss) of Master Trust	$644,367,152	$849,924,863

Plan's portion of Master Trust investment income (loss)	$325,852,117	$420,879,740

While the Plan participates in the Master Trust, each participant’s account is allocated earnings (or losses) consistent with the performance of the funds in which the participant’s account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides to participants a stable value investment option (the “Union Pacific Fixed Income Fund” or “Fund”) that includes traditional Guaranteed Investment Contracts (“GICs”) and synthetic GICs. Traditional GICs are issued by insurance companies and provide for benefit-responsive withdrawals by Plan participants at contract value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The crediting rate on traditional contracts is typically fixed for the life of the investment. The contracts are backed by the assets in an insurance company’s general account or a separate account. Synthetic GICs pair Plan-owned fixed income investments with an insurance like feature known as a “wrap contract” issued by a bank or life insurance company. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Fund has unrealized gains and losses, the interest crediting rate may differ from then-current market rates. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events could be different under each contract. Such events include layoffs, divisional sales, voluntary or involuntary reductions in work-force, Plan-wide re-enrollments, or other events that are outside the normal operation of the Plan that causes a withdrawal from an investment contract. Plan management does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events could be different under each contract. Such events include a change in qualification status of a participant, employer, or Plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The following table represents the disaggregation of contract value between types of investment contracts and other fund level transactions held by the Master Trust:

	2020	2019

Synthetic investment contracts	$360,593,085	$338,928,979
Traditional investment contracts	10,601,484	9,669,567
Money market fund	10,771,682	10,405,706
Other	(95,848)	(305,033)
Total investments at contract value	$381,870,403	$358,699,219

5.	FEDERAL INCOME TAX STATUS

The Plan obtained a tax determination letter dated September 20, 2016, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Corporation and Plan management believe that the Plan and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan and related Master Trust are no longer subject to income tax examinations for years prior to 2017.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan, at any time, to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan’s participants and beneficiaries. The Corporation may direct VFTC either to distribute the Plan’s assets to the participants, or to continue the Trust and distribute benefits as though the Plan had not been terminated.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2020 and 2019, the Plan’s interest in the Master Trust’s investment in the Union Pacific Common Stock Fund had a cost basis of $112,893,136 and $121,211,945,  respectively. During the years ended December 31, 2020 and 2019, the Plan recorded dividend income of $8,607,054 and $9,563,183, respectively.

The Master Trust also invests in various funds managed by VFTC and a common/collective trust fund managed by T Rowe Price. VFTC is the trustee and recordkeeper as defined by the Plan and T Rowe Price is a fiduciary with respect to the Plan's assets invested in the common/collective trust fund. Therefore, these transactions qualify as party-in-interest transactions.

8.	PROHIBITED TRANSACTIONS

In 2020 and 2019, there was inadvertent use of Plan assets by the Union Pacific Railroad Company (the “Railroad”), a related party, due to administrative errors which violated IRC Section 4975(c)(1)(B). Participant withholdings of $881 and $238, respectively, were not timely deposited with the Plan trustee. Therefore, the transactions constituted extensions of credit from the Plan to the Railroad. The Railroad repaid the withholdings and lost earnings in 2020 and 2019, respectively.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2020 and 2019, is as follows:

	2020	2019

Net assets available for benefits per the financial statements	$2,262,399,386	$2,094,956,166
Deemed distributions of participant loans	(568,346)	(446,905)
Net assets available for benefits per the Form 5500 -- at fair value	$2,261,831,040	$2,094,509,261

A reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2020 and 2019, is as follows:

	2020	2019

Net increase (decrease) in net assets per the financial statements	$167,443,220	$286,348,866
Change in deemed distributions of participant loans	(121,441)	(121,362)
Net increase (decrease) in net assets per Form 5500 -- at fair value	$167,321,779	$286,227,504

******

SUPPLEMENTAL SCHEDULES

UNION PACIFIC CORPORATION THRIFT PLAN
Employer ID No: 13-2626465
Plan No: 004

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a --
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
Participant Contributions Transferred Late to the Plan		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51

Check here if late participant loan contributions are included:	□	$-	$881	$-	$-

See accompanying Report of Independent Registered Public Accounting Firm

UNION PACIFIC CORPORATION THRIFT PLAN
Employer ID No: 13-2626465
Plan No: 004

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020

	Column B	Column C	Column E
	Identity of Issue or Borrower, Lessor, or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par, or Maturity Value	Current Value

*	Participant loans	Maturing 2021-2036 at interest rates of 3.25% to 9.50%	13,636,000

*	Represents a party in interest
See accompanying Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNION PACIFIC CORPORATION THRIFT PLAN

Dated:	June 25, 2021	By:	/s/ Elizabeth Whited
Elizabeth Whited, Executive Vice President and Chief Human Resource Officer, Union Pacific Railroad